FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWSRELEASE

The Netherlands Patent and Trademark Office Grants Patent

for Current Technology's ETG Method and Apparatus

Vancouver, BC, October 28, 2003 -- Current Technology Corporation (OTCBB:CRTCF)(the "Company") reports that The Netherlands Patent and Trademark Office has notified that it issued Dutch Patent No. 194859 for the Company's electrotherapeutic hair regrowth methodology and apparatus.  This patent protects the ETG technology for 10 years in The Netherlands.  The Company now owns a total of five United States patents in addition to the many patents issued and pending in numerous countries around the world.  The patents protect the ETG methodology, technology, and the design.  Says Current Technology's President, Anne Kramer, "Expanding the Company's intellectual property portfolio is obviously always important; we are especially pleased to have yet another patent on the ETG methodology in Europe".

Electrotrichogenesis and the ETG device are patented in the United States and around the world.  For further information, please see http://www.etgtreatment.com or contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

bob@currentech.com

ON BEHALF OF THE BOARD

"Robert Kramer"

Robert Kramer, Director

NEWS RELEASE

716,017 Units Issued At US$0.30 Per Unit

Vancouver, BC, October 27, 2003 -- Current Technology Corporation (OTCBB:CRTCF), has issued 716,017 units in the capital of the Company at a price of $0.30 (all funds USD) per unit.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at $0.55 up to and including May 15, 2007.  Of the 716,017 units, 162,684 relate to the settlement of a trade account payable in the amount of $48,805.

Current Technology Corporation is the developer of ETG (ElectroTrichoGenesis) a patented electrotherapeutic device that provides a clinically proven medical treatment for hair loss.  ETG treatment centers are presently available in several countries around the world.

For further information, please see http://www.etgtreatment.com or contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

bob@currentech.com

ON BEHALF OF THE BOARD

"Robert Kramer"

Robert Kramer, Director

NEWS RELEASE

Current Technology Updates Europe

Vancouver, BC, 16 October, 2003 - Current Technology Corporation (OTCBB:CRTCF) (the "Company") reports the following activities in Europe:

Germany

Recognizing its importance as both the largest economy in Europe and one of the world's opinion leaders in the technology sector, the Company plans to center its European activities in Germany.  To that end, the Company is negotiating with a German distributor that has demonstrated its ability to deliver high quality aesthetic equipment to medical practitioners in Germany, Austria, the Benelux countries and other parts of Europe.

Earlier this year, the Company delivered an ETG (ElectroTrichoGenesis) device to the prospective distributor for purposes of evaluation.  For the past few months, a leading university-based dermatologist in Germany has been conducting the evaluation.  Expected to be completed by the end of this year, the prospective distributor plans to use the information obtained with participation of the leading dermatologist as the basis for launching ETG in Germany and, in turn, other parts of Europe.

Both the Company and the prospective distributor believe ETG will be well received by the medical profession in Germany.  Recent changes to government funded patient visits/fee reimbursement programs have dramatically reduced doctors' incomes and they are actively seeking new sources of revenue.

United Kingdom

Although a member of the European Union, as an English speaking country with common law traditions, the United Kingdom is often viewed separately from Europe.  Therefore, the Company has identified a prospective distributor in England specializing in the aesthetics field.  Following successful initial negotiations held during the month of September, the prospective distributor is this month conducting a market survey of its existing client base, with a view to quantifying demand for ETG.  Assuming a viable threshold is determined, the prospective distributor wishes to complete contract negotiations during November and staff training in December, with a view to launching ETG in the United Kingdom in early January 2004.

...../2

NEWS RELEASE

October 16, 2003

Ireland

In April of this year, Universal Hair Clinic ("Universal") of Dublin added ETG to its range of services.  Celebrating its 40th anniversary, Universal is the longest established hair clinic in Ireland.  Recently Universal's Managing Director Ann Goldsmith was interviewed on both Irish national radio (RTE 2 FM) and television (Ireland AM on TV3).  These forums provided Goldsmith the opportunity to speak about ETGs success in treating both androgenetic alopecia (common hair loss) and reducing and/or eliminating hair loss associated with CMF chemotherapy treatment for breast cancer.   As a result of these interviews Goldsmith reports significant interest from both prospective clients and clinic operators.

Subject to certain performance criteria, Universal has the right to distribute ETG in Ireland.  Universal has advised the Company it is planning to add four more ETG locations in the Republic of Ireland and Northern Ireland during the next 3 - 4 months.  When concluded, these additions will solidify Universal's position as exclusive distributor and provide excellent coverage in all major centers.

About ETG and Current Technology Corporation

Current Technology Corporation is the developer of ETG (ElectroTrichoGenesis) a patented electrotherapeutic device that provides a clinically proven medical treatment for hair loss.  ETG treatment centers are presently available in several countries around the world.

Except for historical information, the matters discussed in this news release may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  Such statements include declarations regarding the intent, belief or current expectations of the Company and its management.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could materially affect actual results.  The Company disclaims any obligations to update any forward-looking statement as a result of developments occurring after the date of this news release.

For further information, please see http://www.etgtreatment.com or contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

bob@currentech.com

ON BEHALF OF THE BOARD

"Robert Kramer"

Robert Kramer, Director

NEWS RELEASE

Current Technology to Showcase CTG Techniques at

International Society of Hair Restoration Surgery

New York Marriott Marquis

Vancouver, BC, 13 October, 2003 - Current Technology Corporation (OTCBB:CRTCF) reports that it will showcase CTG Techniques at the International Society of Hair Restoration Surgery.  To be held at the New York Marriott Marquis October 15 - 19, the 11th Annual Scientific Meeting is expected to attract over 300 doctors and 150 office staff/clinic directors who specialize in hair restoration surgery.

"This is a perfect opportunity for us to meet hair restoration specialists from Europe, Australasia and the Americas", states COO Anthony Harrison who will represent the company at the meeting.

The International Society of Hair Restoration Surgery (ISHRS) is a non-profit voluntary organization of over 700 hair restoration specialists. It was founded in 1992 as the first International society to promote Continuing Quality improvement and education for professionals in the field of hair restoration surgery.

Current Technology believes that its products are a natural fit in the hair restoration sector.  Its products are patented in the United States and around the world.

For further information, please see http://www.ctgtechniques.com or contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

bob@currentech.com

ON BEHALF OF THE BOARD

"Robert Kramer"

Robert Kramer, Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: November 10, 2003